Exhibit 4.24

Summary of the Share Purchase Agreement entered into between Transmissora Aliança de Energia Elétrica S.A. and Abengoa Concessões Brasil Holding S.A.

On March 16, 2012, Transmissora Aliança de Energia Elétrica S.A. (“Taesa”) entered into an agreement for sale of shares held by Abengoa Concessões Brasil Holding S.A. (“Abengoa Concessões”), representing 50% of the share capital of União de Transmissoras de Energia Elétrica Holding S.A. (“Unisa”), which in turn owns 100% of the share capital of the transmission companies:

ATE Transmissora de Energia S.A. (“ATE”),

ATE II Transmissora de Energia S.A. (“ATE II”), and

ATE III Transmissora de Energia S.A. (“ATE III”) and

STE — Sul Transmissora de Energia S.A. (“STE”),

— when jointly referred to, the “Subsidiaries”.

The acquisition price was R$ 863,500,000.00 (eight hundred and sixty three million, five hundred thousand Reais) as of December 31, 2011.

The acquisition price will be adjusted by the variation in the Selic rate (the rate calculated by the Special Settlement and Custody System — Sistema Especial de Liquidação e Custódia, or Selic), from December 31, 2010 up to the business day immediately prior to the closing date of the transaction, and reduced, as applicable, by 50% of any dividends or Interest on Equity paid by the Subsidiaries during that period. The acquisition price will also be updated in accordance with any increase or reduction of capital during the period.

In the event of rescission of the Share Purchase and Sale Agreement, the Infringing party will be subject to a penalty equivalent to 10% of the acquisition price.

The Share Purchase and Sale Agreement contains warranties, guarantees and obligations by Taesa and by Abengoa Concessões. The closing of the transaction is subject to certain conditions, including:

•                  approval by stockholders;

•                  approval by the competent authorities, including the National Electricity Agency (Agência Nacional de Energia Elétrica, or Aneel); and

•                  any consents from the banks financing the Subsidiaries.

The date of completion of the transaction will be decided after these conditions have been met. The acquisition will also be submitted for approval by the Economic Defense Administrative Council (Conselho Administrativo de Defesa Econômica, or Cade), within the period and in the manner specified in the relevant legislation.